Exhibit (a)(6)

CASH BONUS AGREEMENT

     AGREEMENT made by Voxware, Inc. (the “Company”) which shall be effective on the date executed by a validly-authorized officer of the Company.

     WHEREAS, pursuant to the terms of the Offer to Replace Eligible Options dated October 19, 2007 (the “Offer”), Optionee elected to have the Company cancel certain of Optionee’s outstanding Eligible Options and to grant in replacement new options covering the same number of shares of Voxware common stock, but with an exercise price per share equal to the lower of (i) the Trading Value per share of Voxware common stock on the grant date of such cancelled Eligible Option or (ii) $____, the Trading Value per share of such common stock on the expiration date of the Offer, but in no event lower than the exercise price per share in effect for the cancelled Eligible Option. Each new option granted to Optionee with an exercise price per share that is higher than the exercise price per share of the cancelled Eligible Option such new option replaces is identified on Schedule I (the “Replaced Options”).

     WHEREAS, in order to compensate Optionee for the increased exercise prices to be in effect for the Replaced Options, the Company is willing to pay Optionee a special cash bonus in a dollar amount equal to the aggregate increase in the exercise prices for the Replaced Options listed on Schedule I, with the actual dollar of that bonus indicated as the Total Cash Bonus on Schedule I.

     NOW THEREFORE, the parties hereby agree as follows:

     1. Cash Bonus. Optionee shall become entitled to a cash bonus from the Company (the “Cash Bonus”) in the gross dollar amount indicated as his or her Total Cash Bonus on attached Schedule I. Payment shall be made on the Company’s first regularly-scheduled payroll date after January 1, 2008. However, the Cash Bonus shall be subject to the Company’s collection of all applicable federal, state and local income and employment withholding taxes, and Optionee shall be paid only the net amount of such bonus remaining after such taxes have been collected. Optionee need not remain in the Company’s employ to receive the Cash Bonus.

     2. Entire Agreement. This Agreement, together with the Option Agreements evidencing the Replaced Options and the Plan, represents the entire agreement of the parties with respect to the Replaced Options and the Cash Bonus and supersedes any and all previous contracts, arrangements or understandings between the parties with respect to the Replaced Options and the Cash Bonus. This Agreement may be amended at any time only by means of a writing signed by Optionee and an authorized officer of the Company.

     3. Continuation of Replaced Option Agreements. No terms or provisions of the Option Agreements evidencing the Replaced Options or the Plan have been modified as a result of this Agreement, and those terms and provisions shall continue in full force and effect.

IN WITNESS WHEREOF, this Agreement has been executed on behalf of Voxware, Inc. by a duly-authorized officer on the date indicated below.

VOXWARE, INC.

BY: __________________________________

TITLE: _______________________________

DATED: _______________________, 2007

SCHEDULE I

[OPTIONEE]

REPLACED OPTIONS AND CASH BONUS

	Total Number		New Exercise
	of Shares	Exercise Price	Price Per	Cash Bonus Payable on
	Subject to	Per Share	Share of	first regularly scheduled
Original	Replaced	Prior to	Replaced	payroll date following
Grant Date	Option	Replacement	Option	January 1, 2008
		$	$	$
		$	$	$

Total Cash bonus: $______________